

July 27, 2011

<u>Via E-mail</u>
Andre Caetano
President
Amazonica, Corp.
Av. Presidente Medice, 120, Floor 1, Room #1
Osasco, SP 06268 Brazil

> **Re: Amazonica, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-174304**

Dear Mr. Caetano:

We have reviewed your amended registration statement and have the following comments.

Suppliers, page 27

1. We note your response to comment 4 of our letter dated July 1, 2011. However, the terms of the contract, filed as exhibit 10.1, appear to be inconsistent with your response in that your response states "Sellers shall sell to the Buyer, and the Buyer shall buy from the Sellers, all of that certain stock of goods, wares and merchandise belonging to the Sellers . . ." Please revise to explain why you do not have to purchase all of Equatorian's products and how you "may purchase any type of the goods listed in the agreement." Also, since you have executed a contract with this supplier and have not described any commencement date or conditions to be met before your obligation to purchase the supplier's output begins, please clearly explain your obligations to purchase Equatorian's goods and Equatorian's obligations to sell you its goods.

2. We note your response to comment 5 of our letter dated July 1, 2011. Please elaborate significantly here, and as appropriate, in a risk factor, on Equatorian's output and your obligation to purchase it under the Exclusive Contract. In this regard, we believe that at a minimum, if you have an exclusive agreement to purchase all of Equatorian's products you should:

- describe the volume of Brazilian hardwood flooring products that Equatorian is currently making.

- explain whether you will be required to purchase products that Equatorian is currently making and holding in anticipation of your purchase obligation commencing.

- provide some insight into the volume of products that you expect Equatorian to produce in the future.

- elaborate on whether you expect to come to any further agreement with Equatorian about the volume and specific type of product they should manufacture for you, or if you will simply be bound to purchase all of the product that Equatorian, in its discretion, determines to manufacture.

- Discuss your ability to fulfill your obligation to purchase Equatorian's output under the Exclusive Contract.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or, in her absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC
        10 Union Avenue, Suite 5
        Lynbrook, NY 11563